Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Radio Ad Transcript

Voice Over: If you watch television, you don’t always hear a lot of good news these days. Well, here’s some good news: South Carolina Electric and Gas plans to combine with Dominion Energy. SCE&G electric customers would get an average cash payment of $1,000. At least 5% lower rates. And $1.7 billion in debt from the failed nuclear project would be eliminated forever.

But only if you speak up. Because if the two companies don’t combine that $1,000 cash payment is gone. SCE&G customers could be on the hook for 50 years of payments for the failed nuclear project. And electric rates could go even higher.

So South Carolinian’s have to decide: A $1,000 average cash payment, lower rates, and $1.7 billion in debt paid off…or all those benefits go away.

I know where I stand. Contact your state legislators at BrighterEnergyFuture.com and tell them you want your cash payment and lower rates.

Dominion Energy and SCE&G: Brighter together.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.